UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)
         Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                               (Amendment No. __)*

                            Bayou Steel Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   073051 20 3
                                 (CUSIP Number)

                            Martin J. Auerbach, Esq.
                                747 Third Avenue
                               New York, NY 10017
                                 (212) 759-3300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

                                  SCHEDULE 13D

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CUSIP NO. 073051 20 3                                   Page   2   of   5  Pages
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================================================================================

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Black Diamond Capital Management, L.L.C.
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2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

         (a) | |
         (b) | |
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d) or 2(e)                            | |
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 6       CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
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                        SOLE VOTING POWER
NUMBER OF        7      453,333
SHARES           ---------------------------------------------------------------
BENEFICIALLY            SHARED VOTING POWER
OWNED BY         8      0
EACH             ---------------------------------------------------------------
REPORTING               SOLE DISPOSITIVE POWER
PERSON           9      453,333
WITH             ---------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                 10     0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         453,333
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.7%
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14       TYPE OF REPORTING PERSON*
         00
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         Common Stock of Bayou Steel Corporation (the "Company"), 138 Highway 3217, PO BOX 5000, LaPlace, Louisiana 70069.

Item 2.  Identity and Background

         This statement is filed by Black Diamond Capital Management, L.L.C., (the "Manager") and reports the Manager's indirect beneficial ownership of shares which the following entities (collectively, the "Managed Funds") have a right to acquire pursuant to the terms of the Company's Second Amended Joint Plan of Reorganization (the "Plan"): BDCM Opportunity Fund, L.P. (the "Fund"), Black Diamond CLO 1998-1 Ltd. ("CLO 1998"), and Black Diamond CLO 2000-1 Ltd. ("CLO 2000"). The Manager is the sole General Partner of the Fund and is the Collateral Manager of CLO 1998 and CLO 2000. In such capacities, the Manager has the sole power to vote and dispose of the Common Stock owned by such entities.

         The Manager is a privately held asset management firm. The address of its business and its principal executive offices is 100 Field Drive, Suite 140, Lake Forest, IL 60045. James J. Zenni, Jr., is the President and a Managing Partner of the Manager and Stephen H. Deckoff is the only other Managing Partner of the Manager. Service in those capacities is the present principal occupation of both Mr. Zenni and Mr. Deckoff. Mr. Zenni's business address is the same as that of the Manager. Mr. Deckoff's business address is One Sound Shore Drive, Suite 200, Greenwich, CT 06830.

         None of the entities or individuals identified in this Item 2 has been the subject of a legal proceedings requiring disclosure pursuant to Items 2(d) or 2(e)

Item 3.  Source and Amount of Funds

         The Managed Funds have a right to acquire the Common Stock of Bayou Steel Corporation that is the subject of this filing pursuant to the terms of the Company's Second Amended Joint Plan of Reorganization which was confirmed by the United States Bankruptcy Court, Northern District of Texas, Dallas Division on February 6, 2004 and became effective on February 18, 2004 (the "Plan").

Pursuant to the terms of the Plan, Common Stock was issued in respect of a portion of the Company's 9.4% First Mortgage Notes (the "Prior Securities") that was determined to represent an unsecured claim. The Managed Funds, which constitute affiliates of the Manager for purposes of this filing, acquired the Prior Securities out of their working capital.

Item 4.  Purpose of Transaction

         The Managed Funds acquired the Prior Securities (and will hold the Common Stock issuable with respect thereto) for investment purposes. Subject to availability at prices deemed favorable, the Manager may cause the Managed Funds to purchase additional amounts of the Prior Securities and/or additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         The Manager may also cause the Managed Funds to dispose of some or all of the Prior Securities and/or shares of Common Stock held by them, directly or indirectly, in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, the Manager has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         The Managed Funds will receive common stock of the Company in partial consideration for the conversion of the Prior Securities acquired by the Managed Funds. The following chart indicates with respect to each of the Managed Funds, the number of shares of common stock beneficially owned, the percentage such shares represent of the total number of shares of the Company's Common Stock deemed to be outstanding as reported in the Company's Current Report on Form 8K dated February 18, 2004, and filed by the Company on February 26, 2004, and the date such shares were or are deemed to have been acquired. For this purpose, shares reserved for issuance in respect of claims not yet filed or allowed by the Bankruptcy Court are not considered to be outstanding.

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     Entity         No of Shares      % of Class        Trade Date         Price

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     CLO 1998            66,667           3.50%            2/18/04          N/A
     CLO 2000            50,000           2.50%            2/18/04          N/A
         Fund            50,000           2.50%            2/18/04          N/A
         Fund            33,333           1.70%            2/18/04          N/A
         Fund             7,500           0.40%            2/18/04          N/A
         Fund            36,667           1.80%            2/24/04          N/A
         Fund            29,166           1.50%            2/25/04          N/A
         Fund           180,000              9%            2/27/04          N/A
        Total           453,333           22.7%
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         The Manager has the sole power to vote and dispose of all such shares of Common Stock and accordingly may be deemed to be the beneficial owner of all of the above shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.


                                        By: /s/ James J. Zenni
                                            ------------------------------------
March 5, 2004                               James J. Zenni, Jr., President